Exhibit 99.3

Report of Independent Accountants

Capital One Auto Finance, Inc.
3901 Dallas Parkway
Plano, Texas 75093

And

JP Morgan Chase Bank
Structured Finance
4 New York Plaza
6th Street
New York, NY 10001

We have examined management’s assertion, included in the accompanying Report of Management on Compliance, that Capital One Auto Finance, Inc.(“COAF”), a wholly owned subsidiary of Capital One Financial Corporation, complied with the requirements of Sections 2.4(a), 2.4(b), 2.4(c), 3.7, 3.8, 3.9(a), 3.11, 4.2, 4.3(a), 4.5, 4.6, and 10.2(e) of the Sale and Servicing Agreement dated as of November 18, 2003 regarding the Capital One Auto Finance Trust, 2003-B Class A Notes (the “Agreement”), which was filed with the Securities and Exchange Commission on Form 8-K on December 2, 2003, for the year ending December 31, 2003.  Management is responsible for COAF’s compliance with those requirements.  Our responsibility is to express an opinion on management’s assertion about COAF’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about COAF’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on COAF’s compliance with specified requirements.

In our opinion, management’s assertion that COAF complied with the aforementioned Sections of the Agreement for the year ended December 31, 2003 is fairly stated, in all material respects.

/s/ ERNST & YOUNG LLP

March 15, 2004

Report of Management on Compliance

We, as members of management of Capital One Auto Finance, Inc. (“COAF”), a wholly owned subsidiary of Capital One Financial Corporation, are responsible for complying with the requirements of Sections 2.4(a), 2.4(b), 2.4(c), 3.7, 3.8, 3.9(a), 3.11, 4.2, 4.3(a), 4.5, 4.6, and 10.2(e) of the Sale and Servicing Agreement dated as of November 18, 2003 regarding the Capital One Auto Finance Trust, 2003-B Class A Notes (the “Agreement”), which was filed with the Securities and Exchange Commission on Form 8-K on December 2, 2003.  We are also responsible for establishing and maintaining effective internal control over compliance with the requirements referred to in the preceding sentence.

We have performed an evaluation of COAF’s compliance with the requirements of Sections 2.4(a), 2.4(b), 2.4(c), 3.7, 3.8, 3.9(a), 3.11, 4.2, 4.3(a), 4.5, 4.6, and 10.2(e) of the Agreement as of December 31, 2003 and for the year then ended.  Based on this evaluation, we assert that for the year ended December 31, 2003, COAF complied in all material respects with the requirements of these sections of the Agreement.

/s/ David R. Lawson	/s/ W. Randolph Ellsperman
David R. Lawson	W. Randolph Ellspermann
President	Vice President
Chief Executive Officer	Chief Financial Officer
Capital One Auto Finance, Inc.	Capital One Auto Finance, Inc.

March 15, 2004